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                  August 6, 2020

       Karl L. Hanneman
       Chief Executive Officer
       International Tower Hill Mines Ltd.
       2300-1177 West Hastings Street
       Vancouver, British Columbia, Canada V6E 2K3

                                                        Re: International Tower
Hill Mines Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed July 31, 2020
                                                            File No. 333-240276

       Dear Mr. Hanneman :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Energy & Transportation
       cc:                                              David Crandall